Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Constellation Brands, Inc.
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Constellation Brands, Inc. (STZ)
Vote Yes: Proposal #5 – Stockholder Proposal Regarding Greenhouse Gas Emissions

Annual Meeting: July 18, 2023

CONTACT: David Shugar | david@asyousow.org

THE RESOLUTION

Resolved: Shareholders request that Constellation Brands issue a report, at reasonable expense and excluding confidential information, disclosing how our Company intends to reduce the full range of its Scope 1 through 3 greenhouse gas emissions in alignment with the Paris Agreement's 1.5 degree Celsius goal requiring Net Zero emissions by 2050.

Supporting Statement: Proponents recommend, at Company discretion, that the report include:

•	A timeline for setting a 1.5°C-aligned Net Zero by 2050 GHG reduction target for the Company’s Scope 1-3 greenhouse gas emissions, and 1.5°C-aligned interim goals;

•	A climate transition plan to achieve emissions reduction goals across all relevant emissions scopes.

SUMMARY

The window for limiting global warming to 1.5 degrees Celsius (“1.5°C”) is quickly narrowing, requiring immediate and significant emissions reduction from all market sectors.1 Failure to reach Net Zero emissions by 2050 is projected to have dramatic economic consequences, impacting companies and investor portfolios.2

Constellation Brands is one of the world’s largest beer, wine, and spirits companies and the third-largest beer company in the United States.3 The consequences of climate change may be particularly severe for producers of beer and wine.4 Some of these impacts are already apparent: the Company noted that fiscal year 2021 inventory levels for its beer and wine and spirits segments were “negatively impacted by climate-related events.”5 In light of its exposure to physical impacts, along with regulatory and reputational risks associated with climate change, it is incumbent on Constellation Brands to reduce emissions across its value chain, in alignment with the 1.5°C Paris goal, in order to mitigate these risks.

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1 https://www.ipcc.ch/report/sixth-assessment-report-cycle/

2 https://www.nytimes.com/2021/04/22/climate/climate-change-economy.html

3 https://ir.cbrands.com/sec-filings/annual-reports/content/0000016918-23-000045/0000016918-23-000045.pdf, p. 1

4 https://www.bbvaopenmind.com/en/science/environment/wines-and-beers-threatened-by-climate-change/

5 https://ir.cbrands.com/sec-filings/annual-reports/content/0000016918-22-000069/0000016918-22-000069.pdf, p. 46

2023 Proxy Memo Constellation Brands, Inc. | Greenhouse Gas Emissions

While Constellation Brands has developed a modest near-term goal to reduce its operational emissions 15% by 2025, this goal covers less than one percent of the Company’s climate impact and fails to include large emissions sources like agricultural production of purchased goods and transportation of its beverage products, among others.6 As such, Constellation Brands significantly lags nearly all its major competitors, which have set reduction goals covering their full value chain, as well as Net Zero targets. This may expose the Company to competitive and reputational risks. We urge a “Yes” vote on this resolution.

RATIONALE FOR A YES VOTE

1.	Constellation Brands is exposed to climate-related physical, regulatory, and reputational risk.

2.	Constellation Brands’ current emissions targets cover less than one percent of its climate footprint and are not in line with the global 1.5°C Paris goal requiring Net Zero emissions by 2050.

3.	Constellation Brands significantly lags its peers in reducing value chain emissions and setting long-term targets.

DISCUSSION

1.	Constellation Brands is exposed to climate-related physical, regulatory, and reputational risk.

Constellation Brands is already experiencing climate-related physical impacts. In its most recent 10-K, the Company explains that “the effects of climate conditions, such as smoke taint sustained during the 2020 U.S. wildfires or the late frost experienced in New Zealand in calendar 2021, could affect the quality and quantity of barley, hops, grapes, and other agricultural raw materials available and decrease the supply and quality of our products.”7

The physical climate impacts to which the Company is exposed extend beyond direct impact to agricultural inputs, which may also include “drought, flooding, and/or wildfires in California and Oregon, [and] severe winter storms in California, Texas, or Mexico.”8 The Company also identifies climate-related water risk as an operational risk factor: “If climate patterns change and droughts continue or become more severe or other restrictions on currently available water resources are imposed, there may be a scarcity of water or poor water quality which may affect our and our suppliers’ operations, increase production costs, or impose capacity constraints.”9 By expanding its emissions reduction efforts to include emissions from its full value chain, the Constellation Brands can do its part to mitigate these physical and operational risks.

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6 https://dlus3r1ggbdsn.cloudfront.net/uploads/downloads/2022-ESG-Impact-Report-2.pdf?mtime=20221221140814&focal=none, p. 10

7 https://ir.cbrands.com/sec-filings/annual-reports/content/0000016918-23-000045/0000016918-23-000045.pdf, p. 20

8 https://ir.cbrands.com/sec-filings/annual-reports/content/0000016918-23-000045/0000016918-23-000045.pdf, p. 19

9 https://ir.cbrands.com/sec-filings/annual-reports/content/0000016918-23-000045/0000016918-23-000045.pdf, p. 16

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2023 Proxy Memo Constellation Brands, Inc. | Greenhouse Gas Emissions

Constellation Brands also identifies regulatory compliance costs associated with climate change as a risk factor, noting the potential impact of rules from the Securities and Exchange Commission and the European Commission.10 By reducing the emissions from its full value chain, Constellation Brands can prepare itself to comply with anticipated climate regulations.

Reputational risks may arise from Constellation Brands’ failure to comprehensively address its climate impacts, which the Company notes as a potential risk factor in its 10-K.11 Recent research from Kearney finds a dramatic increase in food and beverage consumer consideration of sustainability in purchasing decisions.12 The Kearney report specifically recommends that companies engaging in efforts to reduce Scope 3 emissions can “use this to find opportunities to serve the growing climavore market, also reducing the chances of having to comply with further, perhaps more draconian, regulation and legislation.”13 Our Company can mitigate potential reputational risks and find new opportunities by setting Scope 3 reduction targets and decarbonizing its value chain.

2.	Constellation Brands’ current emissions targets cover less than one percent of its climate footprint and are not in line with the global 1.5°C Paris goal requiring Net Zero emissions by 2050.

a.	Current targets cover less than one percent of the Company’s climate footprint.

While Constellation Brands has adopted modest near-term reduction targets covering its Scope 1 and 2 emissions, or emissions from its operations and purchased energy, it lacks any targets to reduce its Scope 3 emissions, or emissions from its full value chain. According to the Company’s disclosures, over 99% of its emissions fall under Scope 3, meaning that its current climate targets cover less than one percent of its total climate footprint.14

The vast majority (99%) of Constellation Brands’ Scope 3 emissions come from its purchased goods and services.15 These are likely driven by the emissions from producing packaging (such as cans and bottles) and from agricultural production and conversion of inputs like barley, hops, and grapes, extrapolating from more detailed disclosures from competitors with similar business models.16 The remaining one percent of the Constellation Brands’ Scope 3 emissions are from downstream transportation and distribution of its products.17 Constellation Brands can make effective and necessary progress in mitigating its climate risk and impact by setting 1.5°C-aligned emissions reduction targets for its Scope 3 emissions.

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10 https://ir.cbrands.com/sec-filings/annual-reports/content/0000016918-23-000045/0000016918-23-000045.pdf, p. 19

11 https://ir.cbrands.com/sec-filings/annual-reports/content/0000016918-23-000045/0000016918-23-000045.pdf, p. 19

12 https://www.kearney.com/industry/consumer-retail/article/-/insights/four-scenarios-for-the-rapid-adoption-of-climavorism

13 https://www.kearney.com/industry/consumer-retail/article/-/insights/four-scenarios-for-the-rapid-adoption-of-climavorism

14 https://cdn.shopify.com/s/files/1/0614/2797/4201/files/2022-ESG-Impact-Report_48ffda6b-7c14-40b8-9cf3-86bd93c7fa7f.pdf?v=1667289331, p. 29-30

15 https://cdn.shopify.com/s/files/1/0614/2797/4201/files/2022-ESG-Impact-Report_48ffda6b-7c14-40b8-9cf3-86bd93c7fa7f.pdf?v=1667289331, p. 30

16 E.g., https://www.ab-inbev.com/assets/pdfs/Net%20Zero%20Executive%20Summary_FINAL%2012pm.pdf, p. 4

17 https://cdn.shopify.com/s/files/1/0614/2797/4201/files/2022-ESG-Impact-Report_48ffda6b-7c14-40b8-9cf3-86bd93c7fa7f.pdf?v=1667289331, p. 30

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2023 Proxy Memo Constellation Brands, Inc. | Greenhouse Gas Emissions

b.	Constellation Brands’ emissions targets are not aligned with a 1.5°C scenario.

Constellation Brands has committed to reduce its Scope 1 and 2 emissions by 15% by 2025.18 These targets are not aligned with the global 1.5°C Paris goal, which, under the Science Based Targets initiative’s (“SBTi”) guidance, requires a linear annual reduction rate of 4.2% per year for absolute reduction targets.19 Constellation Brands’ target uses a 2020 baseline year, so the 15% reduction by 2025 amounts to a significantly lower linear annual reduction rate (15% spread over 5 years).

c.	Constellation Brands lacks medium- and long-term emissions reduction targets.

The Company lacks any climate goals beyond 2025. As discussed in more depth below, nearly all of Constellation Brands’ peers have disclosed 2030 reduction goals, and most have also announced 2050 Net Zero targets. It is essential that Constellation Brands set medium- and long-term emissions reduction goals to give investors insight into its long-term emissions trajectory and plans for Net Zero alignment.

3.	Constellation Brands significantly lags its peers in reducing value chain emissions and setting long-term targets.

Of the ten largest American and European alcoholic beverage companies by market capitalization,20 Constellation Brands is the only company that lacks a Scope 3 emissions reduction target and a Net Zero emissions commitment. Anheuser-Busch InBev, Diageo, Heineken, Pernod Ricard, Carlsberg, Molson Coors, and Rémy Cointreau have all set reduction targets for their Scope 1, 2, and 3 emissions and validated these targets through the SBTi.21 These companies have also all committed to setting Net Zero targets aligned with SBTi’s Net Zero Standard. Brown-Forman Corporation and Campari Group have set their own Scope 3 targets and Net Zero commitments.22 In failing to set Scope 3 targets and make a Net Zero commitment, Constellation Brands is significantly out of step with essentially all its major competitors.

Top 10 US/EU Alcoholic Beverage Companies Ranked by Market Cap	Scope 3 Reduction Target	Net Zero emissions commitment	Targets Validated by SBTi
Anheuser-Busch InBev	Yes	Yes	Yes (2018)
Diageo plc	Yes	Yes	Yes (2021)
Heineken	Yes	Yes	Yes (2021)
Pernod Ricard	Yes	Yes	Yes (2019)

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18 https://dlus3r1ggbdsn.cloudfront.net/uploads/downloads/2022-ESG-Impact-Report-2.pdf?

mtime=20221221140814&focal=none, p. 10

19 https://sciencebasedtargets.org/resources/legacy/2017/04/SBTi-manual.pdf

20 Market capitalization data as of May 23, 2023. https://companiesmarketcap.com/alcoholic-beverages/largest-alcoholic-beverage-companies-by-market-cap/

21 https://sciencebasedtargets.org/companies-taking-action

22 https://www.brown-forman.com/environmental-sustainability; https://www.camparigroup.com/sites/default/files/downloads/sustainability/2022-campari-group-sustainability-report.pdf, p. 85

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2023 Proxy Memo Constellation Brands, Inc. | Greenhouse Gas Emissions

Constellation Brands	No	No	No
Brown-Forman Corporation	Yes	Yes	No
Carlsberg Group	Yes	Yes	Yes (2017)
Campari Group	Yes	Yes	No
Molson Coors Brewing Co.	Yes	Yes	Yes (2019)
Rémy Cointreau	Yes	Yes	Yes (2023)

When comparing Constellation Brands to the companies it identifies as its compensation peer group in its 2022 proxy statement, the Company is again a standout laggard.23 The only other member of the 18-company peer group with comparably inadequate action on climate is Monster Beverage. Apart from Monster Beverage, all the other companies in the peer group have Scope 3 reduction targets, all but one of the companies have SBTi-validated targets, and 10 have Net Zero commitments.24

Constellation Brands Compensation Peer Group	Scope 3 Reduction Target	Net Zero emissions commitment	Targets Validated by SBTi
Brown-Forman Corporation	Yes	Yes	No
Campbell Soup Company	Yes	No	Yes (2022)
Clorox Company	Yes	Yes	Yes (2021)
Colgate-Palmolive Company	Yes	Yes	Yes (2022)
Conagra Brands, Inc	Yes	No	Yes (2018)
Constellation Brands	No	No	No
Diageo plc	Yes	Yes	Yes (2021)
Estée Lauder Companies Inc.	Yes	Yes	Yes (2020)
General Mills, Inc.	Yes	Yes	Yes (2021)
Hershey Company	Yes	No	Yes (2019)
J.M. Smucker Company	Yes	No	Yes (2021)
Kellogg Company	Yes	No	Yes (2021)
Keurig Dr Pepper Inc.	Yes	No	Yes (2020)
McCormick & Company	Yes	Yes	Yes (2022)
Molson Coors Brewing Co.	Yes	Yes	Yes (2019)
Monster Beverage Corp.	No	No	No
Starbucks Corporation	Yes	Yes	Yes (2021)
YUM! Brands	Yes	Yes	Yes (2021)

Constellation Brands identifies intense competition as a risk factor in its 10-K.25 Because concern about climate change now plays a meaningful role in the spending decisions of beverage consumers,26 Constellation Brands’ lagging climate performance, in comparison to its competitors and its peer group, may harm the Company’s financial performance.

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23 https://ir.cbrands.com/sec-filings/all-sec-filings/content/0000016918-22-000129/0000016918-22-000129.pdf, p. 35

24 https://sciencebasedtargets.org/companies-taking-action

25 https://ir.cbrands.com/sec-filings/annual-reports/content/0000016918-23-000045/0000016918-23-000045.pdf, p. 29

26 https://www.jpmorgan.com/insights/research/climate-change-consumer-spending

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2023 Proxy Memo Constellation Brands, Inc. | Greenhouse Gas Emissions

RESPONSE TO BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

The Company’s opposition to the Proposal is based on the view that its adoption would result in “an unnecessary use of the Company’s funds, resources, and talent.” However, this view appears to be predicated on a misinterpretation of both the letter and the spirit of the Proposal. The opposition statement suggests that the Proposal “mandates the creation and publication of a report that would duplicate the Company’s efforts and disclosures.” However, nothing in the text of the Proposal indicates that the requested report must be standalone – the Proposal’s request could easily be satisfied by Constellation Brands disclosing the requested information through existing disclosure formats such as its annual ESG report, its CDP responses, or its quarterly and annual reports.

Moreover, the purpose of the Proposal is to encourage Constellation Brands to disclose 1.5°C-aligned Net Zero by 2050 GHG reduction targets for the Company’s Scope 1-3 greenhouse gas emissions, as well as 1.5°C-aligned interim goals. As the Company lacks 1.5°C-aligned emissions goals and Net Zero targets, nothing about the disclosures requested in the Proposal would duplicate the Company’s existing efforts and disclosures.

The Proposal requests actions that have been adopted by nearly every one of Constellation Brands’ major competitors. Reporting a Paris-aligned climate transition plan is becoming a standard best practice across market sectors. Globally, more than 4,800 companies have joined the SBTi, and many more companies have set their own Paris-aligned emissions targets.27 These companies evidently view such actions as productive and necessary uses of their funds, resources, and talent.

The Board also cites to its existing climate initiatives as a rationale for opposing this Proposal. While the Company has taken first steps toward reducing its emissions, as detailed above, these initiatives fail to provide a long-term plan to effectively manage its growing climate risk and reduce its full value chain emissions in line with the Paris Agreement. As such, this Proposal offers an important opportunity for shareholders to encourage the Company to join its peers in taking necessary action to mitigate its climate risk and climate impact.

CONCLUSION

Constellation Brands is failing to adequately address its climate risk exposure and meet investor expectations on climate. Unlike nearly all its peers, the Company has not set targets to reduce its Scope 3 emissions, which account for 99% of its climate footprint. Nor has it committed to achieve Net Zero emissions by 2050 in alignment with global goals to reduce systemic climate risk. We urge a “Yes” vote on this resolution requesting that Constellation Brands disclose 1.5°C-aligned and Net Zero targets.

For questions, please contact David Shugar, As You Sow, david@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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27 https://sciencebasedtargets.org/companies-taking-action

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